UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Orange, Inc.

(Offeror)

Restaurant Brands International Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Jill Granat

General Counsel and Corporate Secretary

Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kara L. MacCullough, Esq. Laurie L. Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500	Scott A. Barshay, Esq. Brian C. Lavin, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, for any and all of the outstanding shares of common stock, par value $0.01 per share, of Popeyes Louisiana Kitchen, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 21, 2017, among Parent, Purchaser, the Company and solely for purposes of Section 9.03 of the Merger Agreement, Restaurant Brands Holdings Corporation, an indirect subsidiary of Parent existing under the laws of the Province of Ontario.

The proposed tender offer described above has not yet commenced. This announcement is not an offer to buy nor a solicitation of an offer to sell any of the securities of the Company. The solicitation and the offer to buy the shares of Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser and Parent intend to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at http://investor.popeyes.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(5)(A)	Press Release, dated February 21, 2017.

(a)(5)(B)	Presentation, dated February 21, 2017.

(a)(5)(C)	Transcript of Presentation, dated February 21, 2017.